Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06301

Scott C. Durocher
Assistant Vice President
And Senior Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

VIA FedEx

January 10, 2014

Alberto H. Zapata
Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, NE
Washington, DC  20549-8629

RE:       Lincoln New York Account N for Variable Annuities
Lincoln Life & Annuity Company of New York
Registration Statement on Form N-4 for
Individual Variable Annuity Contracts
File No. 333-193277 Lincoln Investor AdvantageSM Fee-Based

Dear Mr. Zapata:

On behalf of Lincoln Life & Annuity Company of New York (“Lincoln”) and Lincoln New York Account N for Variable Annuities (“the Account”), enclosed is a courtesy copy of the initial registration statement under the Securities Act of 1933 (the “1933 Act”), as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), on Form N-4 (the “Registration Statement”) for certain individual variable annuity contracts marketed under the name Lincoln Investor AdvantageSM Fee-Based (“the LNY Fee-Based Contracts”).  The Registration Statement was filed with the Securities and Exchange Commission via EDGAR on January 10, 2014.

The LNY Fee-Based Contracts are in many respects similar to certain individual variable annuity contracts (the “LNL Contracts”) recently filed on Form N-4 by The Lincoln National Life Insurance Company and the Lincoln Life Variable Annuity Account N (specifically, Lincoln Investor AdvantageSM; File No. 333-193272, dated January 14, 2014).  The filing for the LNL Contracts is currently being reviewed by the staff of the Office of Insurance Products, Division of Investment Management. The LNY Fee-Based Contracts are designed to be sold in New York. New York law imposes specific and in some cases unique requirements on the sale of annuity products, therefore the LNY Fee-Based Contracts may contain certain references that may differ from the LNL Contracts. The enclosed copies of the prospectus and Statement of Additional Information have been marked to show the differences between the LNY Fee-Based Contracts and the LNL Contracts.

As stated in the transmittal letter for the Registration Statement, we respectfully request that the Registration Statement be given selective review pursuant to SEC Release No. IC-13768.

The material differences between the LNY Fee-Based Contracts and the LNL Contracts are as follows:

1.
The Depositor for the LNY Fee-Based Contracts is Lincoln Life & Annuity Company of New York, while the Depositor for the LNL Contracts is The Lincoln National Life Insurance Company. The Registrant for the LNY Fee-Based Contracts is Lincoln New York Account N for Variable Annuities, while the Registrant for the LNL Contracts is Lincoln Life Variable Annuity Account N. As a result, several contractual and regulatory differences are reflected:

•	the assumed interest rate cannot be higher than 5% in New York;
•	a transfer charge of $25 is discussed in the prospectus for the LNY Fee-Based Contracts, but it does not appear in the prospectus for the LNL Contracts;
•	there is no provision for selling group individuals under the LNY Fee-Based Contracts;
•	the cross reinvestment service offered in the LNY Fee-Based Contracts is not offered in the LNL Contracts.
2.	The LNY Fee-Based Contracts have lower M&E charges than the Contracts, including the charge for i4LIFE® Advantage.
3.	The LNY Fee-Based Contracts have no account fee and no surrender charges. The Contracts have an annual account fee and surrender charges, depending on which share class is purchased.
4.	The LNY RIA Contracts do not have a provision for selling group individuals that is offered by the Contracts.
5.
The LNY Fee-Based Contracts offer only one contract variation, while the Contracts offer two share classes (B Share and C Share) in the same prospectus. Consequently, revisions have been made to the following sections:

▪	Page 1, introductory paragraph,
▪	the Expense Tables,
▪	Purchase of Contracts.
6.
The LNY Fee-Based Contracts are designed to be sold as part of a fee-based financial plan. Under this arrangement, the contract owner pays the investment firm/professional directly for services. The Contracts are sold by broker-dealers who receive compensation from the Principal Undewriter of the Contracts. Consequently, the Distribution of the Contract section has been revised.

7.
From an administrative standpoint, the prospectus for the LNY Fee-Based Contracts refers to the term “Servicing Office”, while the prospectus for the LNL Contracts refers to the “Home Office”. The term “Servicing Office” is a term we use to reflect specific requirements under New York law.

We believe the blacklining accurately reflects the differences outlined above. Any questions or comments regarding this filing may be directed to my attention at 860-466-1222.  Thank you for your assistance.

Sincerely,
Scott C. Durocher